Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

June 30, 2006

Amanda McManus

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4561

Washington, D.C. 20549

Re:

Super Luck, Inc.

Registration Statement on Form SB-2

Filed May 11, 2006

File No.: 333-134008

Dear Ms McManus:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated June 6, 2006.

General

1.

We note references on pages 2 and 9 to selling stockholders; however, you have not registered more than 200,000 shares, all of which are being offered directly by you.  In addition, your prospectus does not include required selling stockholder disclosure, such as the information sought by Item 507 of Regulation S-B. If you intend to register shares for resale by your stockholder, please revise your disclosure to increase the number of shares you are registering by the number of shares offered by the selling stockholder and include all required selling stockholder disclosure.

References to selling stockholders have been deleted.  The offering is being made by the Company, and there are no selling stockholders.

2.

Please revise your disclosure to discuss the material terms of your agreement with Ariel Communications Limited.  This discussion should cover, at a minimum, the services you will provide and the fees to which you will be entitled, each party’s potential liability under the agreement, including the indemnity obligations and any caps on a party’s liability, each party’s termination rights and identification of your sales territory under the agreement, including a statement as to whether you have exclusive sales rights in the territory.

This information has been added to the Summary and to the Description of Business.  Discussion has been added concerning the fees, when the Company will be deemed to have earned the fees, termination rights, and our lack of exclusive sales territory.

3.

Please provide the disclosure required by Item 511 of Regulation S-B regarding expenses of issuance and distribution.

This information has been added to Part II under its own heading.

Cover Page

4.

If you intend to use the prospectus prior to its effective date, please include the language required by Item 501(a)(10) of Regulation S-B.

This language has been added to the cover page.

5.

Please revise to use a method other than all capitals to highlight information. Consider using italics or bold face type.

We have amended the registration statement accordingly.  We now use bold face type in place of capitalization.

6.

Rather than using the “Company” to refer to your company, as you have done in the third paragraph on page 1, please use your actual company name or a shortened version of it throughout your prospectus.

The term “Company” has been replaced with “Super Luck.”  This amendment has been made throughout the prospectus.

Summary, page 1

The Company, page 1

7.

We note your statement in the first paragraph that your business is to market, sell and support “a” financial software product.  Please revise here and there throughout to clarify whether the FX System is the only software that you intend to market, sell and support.

Although we currently market only the FX System, we intend to eventually market other financial software products as well.  The registration statement has been amended to include this disclosure.

8.

Please specify the geographical area you mean to reference by the term “Greater China” in the second paragraph under this heading.

This term refers to The People’s Republic of China.  This disclosure has been added to the registration statement.

9.

We note your disclosure in the first 2 sentences of the second paragraph under this heading that on November 21, 2005 you entered into an agreement to become a reseller of Ariel’s software.  It appears, based on our review of the agreement, however, that you actually signed the agreement December 6, 2005 and that in fact you only obtained the right to introduce potential clients to Ariel, rather than resell Ariel’s software.  In this connection we note your disclosure in the third paragraph that your business is to introduce the software to potential clients, that you will receive introduction fees for each new introduction and that you will also receive fees for after sale services such as training, system upgrade, software support and system maintenance.  Please revise your disclosure throughout to make it consistent with the agreement.

The disclosure in the prospectus has been revised to make it consistent with our agreement with Ariel.  The agreement was signed on December 6.  We do not have the right to resell the software, only to introduce potential clients to Ariel.

10.

Please revise to include a discussion of all sources of revenue.  For example, we note your disclosure on page 18 that you will receive revenues from an initial setup fee in the amount of 20% of the initial set up which is a minimum of $10,000 and monthly volume fee in the amount of a 20% per round turn.  In this connection, since you have not yet generated revenues from any fees, please revise disclosure regarding your anticipated operations to reflect their aspirational nature.

Discussion added to the summary concerning sources of revenue.  We have also indicated that we have not yet had any Potential Clients sign up with Ariel so we have not yet received any revenue.

11.

Please revise here and throughout to clarify when fees are payable for each “new introduction of a client.” For example, does an agreement with Ariel need to be signed by the client in order for fees to be payable? Refer to the final sentence of the third paragraph under this heading.  We note your reference to “the Client” but cannot locate a definition of this term.  Please revise to explain who “the Client” is.

Definition added for the term “Potential Client” which has replaced the term “Client.”

Disclosure added concerning what conditions must be met in order for Super Luck to earn the initial set up fee.  Also described the circumstances in which Super Luck will be owed a fee based on the Potential Client’s activities after purchasing the software.

12.

Please revise your reference to having filed a Form 10-SB to disclose the nature of the filing and consequence of such filing to investors.

Added disclosure that we have voluntarily elected to become subject to the periodic reporting obligations of the Securities Exchange Act of 1934 by filing a registration statement on Form 10-SB.

The Offering, page 2

13.

We note your disclosure that you intend to apply to the OTCBB to allow trading of the stock. Please revise to reflect that the OTCBB is a quotation service and that a broker will be making the application to quote your shares.

This disclosure has been added to the offering summary.

14.

We note your disclosure that “if a market for the stock develops, the actual price of the stock will be determined at market prices.” We note that you have established a price of $.50 per share.  Please revise your disclosure to remove this language.

The document has been revised to indicate that the price is established at $0.50 and will not be determined by the market price, as there is no market for the stock.

15.

Your risk factor disclosure at the bottom of page 2 that all of your business activities will take place in China and Hong Kong does not appear consistent with your disclosure on page 1 that your sales territory includes Hong Kong, Taiwan, Greater China, Macao, Dubai and Kuwait.  Please revise or advise.

This section has been revised to indicate that the majority of our operations will occur in Hong Kong and China, but future operations may take place in Taiwan, Macao, Dubai and Kuwait.

16.

Please revise the risk factor set forth in romanette (iv) to emphasize the fact that the single vendor upon whom you are dependent has the right to terminate its arrangement with you for any reason, at any time and without advanced notice.

This section has been revised accordingly to indicate that Ariel has the right to terminate the agreement for any reason with no notice.

Risk Factors, page 3

17.

Please revise your disclosure in the penultimate sentence of the first paragraph under this heading to reflect your obligation to disclose all known material facts.

We have removed this statement and revised the paragraph to indicate that we are disclosing the material risks that the Company faces.

18.

Please revise to include a risk factor discussing the going concern opinion issued by your auditor.

This risk factor has been added and indicates that our auditor has issued its opinion with a going-concern qualification.

19.

Because you maintain all your cash in Hong Kong dollars, please include a risk factor addressing foreign currency exchange risk.

We have added a risk factor that discusses the problems we may encounter due to the foreign currency exchange.

20.

It appears from our review of Exhibit 10.1 that your right to market the software in the territory is non-exclusive.  Please add a risk factor discussing the possibility that Ariel may enter into additional agreements with other parties to market the software in the territory.

We have added a risk factor addressing the possibility that Ariel may retain other parties in the area, who would then become our competition.

21.

Please include a risk factor discussing the impact that local laws and regulations in your intended sales regions may have on your activities, ownership structure and any other aspect of your business.  In particular, address, if applicable, any licensing requirements local governments are likely to place on your business.

We have added a risk factor that discusses government regulation of our business.  We currently are not required to obtain any permits or licenses to operate our business, but that situation may change.  We have disclosed that risk in this prospectus.

22.

Please revise to include a risk factor discussing the fact that Mr. Cheung, your sole officer, director and employee, devotes only 25% of his time to your business, as discussed in the first paragraph on page 18.

We have added a risk factor which discusses the consequences of Mr. Cheung only devoting approximately 25% of his time to the Company.

23.

We note that you have included a separate risk factor section, starting on page 6, related to risks associated with doing business in Hong Kong and China.  Please tell us what consideration you gave to including similar risk factors for Kuwait, Macau, and Dubai.

We are most familiar with the risks of doing business in Hong Kong and China.  These two areas will be the primary focus of our initial efforts.  We have added another risk factor to indicate that we will face similar risks in the other countries in our territory if we expand our operations to those countries.

24.

Certain of your risk factor headings merely state a fact but fail to identify the risk associated with that fact.  Examples include:

“We have limited funds available for operating expenses,” on page 4.

“We depend on the quality of services and good reputation to bring in potential clients,” on page 4.

“We are dependent upon one vendor,” on page 5.

“Mr. Wilson Kin Cheung is the majority shareholder,” on page 5.

Please review and revise your risk factor headings, as necessary, to identify the risk described in each case.

Discussion of the specific risk described by each risk factor heading has been added.

We have limited funds available for operating expenses, page 4

25.

So that an investor may more fully understand the risk presented, please quantify your expected short-term cash needs.

We estimate that we will need approximately $10,000 for our short-term cash needs in order to begin our business.  We have added this disclosure to this risk factor.

26.

Please revise to disclose the basis for the statement that “all necessary funding will likely be advanced to the Company as loans by management or principal shareholders.”  Also, if there is no obligation on the part of management or the principal stockholders to make such loans, please revise to so disclose.

Our primary shareholder has stated his intention to advance funding to the Company, though he has no obligation to do so.  This disclosure has been added to the prospectus.

We depend on attracting and retaining qualified employees, the failure of which could result n a material decline in our revenues, page 4

27.

Please revise your disclosure to discuss the fact that you will be required to retain personnel who reside in or are willing to travel to, and who speak the local language and understand the local custom of, the various countries in which you intend to market the software.

Discussion added concerning the fact that we will need to hire people who can do business (including speak the language, interact with customers, live in the area) in the various areas in which we plan to do business.  We will need to hire employees who are familiar with local custom so that they will be able to obtain local clients.

We are dependent on one vendor, page 5

28.

Please expand your disclosure to discuss Ariel’s termination rights under the agreement.

Ariel has the right to terminate the agreement at any time with no reason and with no notice.  This disclosure has been added to the risk factors.

It is difficult to forecast and plan the business because of our limited operating history, page 5.

29.

Please revise to eliminate the duplicative disclosure with the first risk factor in this section.  Further for each risk identified in the last sentence for which you have not already included a separate risk factor, please revise to include.  We note for example the risk relating to your competition.

We have deleted this risk factor, as it duplicated the first risk factor.  We have also added additional separate risk factors for all of the non-duplicated elements, such as competition.

Mr. Wilson Kin Cheung is the majority shareholder, page 5

30.

In light of Mr. Cheung’s significant shareholdings, even after the completion of this offering, please revise the third sentence under this heading to reflect the fact that Mr. Cheung will elect the board of directors and will decide all other matters submitted to shareholders.  Please expand your disclosure in the fourth sentence under this risk factor heading to summarize the provisions of your charter that “may also enhance [Mr. Cheung’s] control.”

We have removed the fourth sentence, as it was not accurate.  We have revised this risk factor to indicate that Mr. Cheung will still have control of the Company after this offering.

Changes in Hong Kong’s political and legal condition could harm our business operations, page 6

31.

Please delete the third sentence under this risk factor heading as it tends to mitigate the risk presented.

This sentence has been deleted.

Use of proceeds, page 2

32.

It is not clear why offering expenses will always be 10% of the amount of proceeds received, regardless of offering size, particularly in light of the fact that Mr. Cheung will not receive any commissions in connection with sales.  Please revise to specify by footnote or otherwise what the offering expenses will be so that an investor may better understand their variable nature.

The offering expenses have been adjusted so that the amount of expenses is the same and the percent of proceeds that amount represents is changed.  We estimate that expenses of the offering will be approximately $30,000.

33.

Please provide additional detail, by footnote or otherwise, describing the various items that might be purchased under the headings “Administrative expenses” and “Working capital.”

Footnotes have been added which discuss the items for which administrative expenses and working capital will be used.

Determination of Offering Price, page 8

34.

Please revise to address whether you took recent sales of your securities into account in setting the offering price.

We did not take into account recent sales of our securities.  The price was set arbitrarily without reference to recent sales.  This disclosure has been added to the prospectus.

Directors, Executive Officers, Promotors and Control Persons, page 11

35.

Please ensure that your disclosure of Mr. Cheung’s experience includes information for the previous 5 years.  In this connection, please include dates of employment and briefly describe his responsibilities for the various positions he has held.  In addition, we note your disclosure in the first paragraph on page 18 that Mr. Cheung dedicates only 25% of his time to your business and your statement in the second paragraph on page 15 that you maintain your operations at the “office of the President.”  Please describe other business ventures in which he is currently involved.

Information concerning Mr. Cheung’s experience has been added.  Specifically, we have added information concerning his other current business ventures and more information about past work experience.

Executive Compensation, page 13

36.

We note your statement that “no compensation has been scheduled for members of the Board of Directors or officers of the Company.”  Please revise to disclose whether compensation has been paid for the last year.

No compensation was paid to the officers and directors since inception.  This disclosure has been added.

Description of Securities, page 13

37.

We note your statement in the final paragraph on page 13 that the outstanding shares of your common stock are, and those to be issued in this offering will be, duly authorized, fully-paid, non-assessable and validly issued.  We note that counsel’s opinion set forth as Exhibit 5 only addresses the 200,000 shares to be issued in this offering, but does not reference your currently outstanding shares.  Please confirm that you have received a legal opinion that your currently outstanding shares are validly issued, fully paid and non-assessable, or remove this assertion from your disclosure.  In addition, please identify counsel issuing such opinion, with respect to currently outstanding and to-be-issued shares, in your disclosure.

We have deleted the reference to our currently outstanding shares.  We have received a legal opinion that the to-be-issued shares will be validly issued, fully paid and non-assessable.  We have identified our legal counsel who issued that opinion.

Certain Relationships and Related Transactions, page 14

38.

Please revise your disclosure here and throughout to disclose the nature of a business that you may seek to acquire.  Further, please revise your disclosure in the second sentence of the third paragraph on page 15 to clarify that even though it may be more likely than not that any sale of securities by the Company’s current shareholders to an acquisition candidate would be at a price that is substantially more than that originally paid by such shareholder, the price could very likely be substantially less than the price paid by purchasers in this offering.  In addition, highlight the fact that any decision to sell the company could be made at the sole discretion of the current stockholder without the vote of the purchasers in this offering.

We may seek to acquire a business that has experience in marketing and promoting the use of different kinds of financial software and has established a professional sales team with personnel who are knowledgeable in reselling a variety of financial software products.  We have added this disclosure to the prospectus.

We have also added discussion concerning the fact that an acquisition candidate may pay a price lower than that paid in this offering if we were to sell the Company.

Description of Business, page 15

39.

Please revise your business section to provide a brief but clear description of the products and services that you intend to provide, what your fee structure will generally look like, what types of contracts you expect to enter into with your customers and what the relationship between you, the customer, and Ariel is expected to be.

We have revised this section to discuss the specific services that we intend to provide in relation to promoting the software.  We have also clarified the relationship among us, Arial and the customers.  We are not an agent of Ariel and cannot enter contracts on their behalf.  Customers will enter contracts with Ariel, not with us.

40.

Please amend your disclosure to omit or explain short-hand industry jargon that may not be understood by an average investor, including terminology such as “automatic liquidation orders, “ “click & deal trading,” “live margining,” “real time intra-day valuation,” “managed e-business solutions,” “real-time data acquisition,” “real-time charting” and “secure OT ‘click & deal’ ” trading platform.

Discussion has been added to clarify what these terms mean in order to make it more understandable for the investors.

41.

Please revise your business section to briefly describe that regulatory schemes that govern your business, if any.

We currently are not governed by any special regulatory schemes.  Disclosure has been added to warn investors that we may be regulated at any time.

42.

Please tell us why the issuance of stock to Mr. Cheung is described as 2 separate transactions in the second paragraph under this heading, despite the fact that both transactions took place on the same day and at the same price.

We have amended this disclosure to combine these two transactions into a single transaction.

43.

We do not understand your reference to “both markets” in the fourth paragraph on page 16.  Please explain which markets you mean.

The reference to both markets is referring to the China and Hong Kong markets.  We have clarified this reference in the prospectus.

44.

We note your statements in the first two paragraphs on page 17 that “Hong Kong is the financial center of Asia,” “recent speculation of Renminbi revaluation further increases investors’ interest in China’s financial markets,” and “software developed in China has been considered to be less sophisticated.”  Please provide substantiation for these statements or revise to clarify that they are the opinion of management.  In addition, please explain further why increased interest in China’s financial markets is expected to help your business given that your business is focused on international exchanges.

These statements have been clarified to state that they are opinions of management.  We believe that the increased activity in the financial market will attract more investors who wish to use the software to purchase Renminbi (the currency of China).  The prospectus has been updated with this disclosure.

45.

Please expand your disclosure in the last sentence of the second paragraph on page 18 to explain clearly what users do when they “manage markets and parameters, monitor input and output interfaces, view prices, enter prices manually, view price history, build up and maintain portfolios of markets using easy drag-and-drop functionality, get manual quoting for markets, set users, and set groups and privilege levels for restricted or open access.”

These functions allow users to manage their trading portfolio.  For example, they can view the real-time trading price of different foreign exchanges, view the past transactions, perform instant purchases, stop loss and sell orders, get real time quotes of foreign exchanges etc. Users may be brokers who assist their own clients to perform dealings, if their clients pay to set up their own accounts to use the Software.  Brokers can set users and privilege levels so that clients may manage their own portfolio using the Software when they are in the brokerage firm.

This disclosure has been added to the prospectus.

46.

Refer to the description of Ariel set forth in the third and fourth paragraphs on page 18.  Please tell us why you believe that disclosure about Ariel’s customers and experience in building websites and its mailing address are relevant to your investors.

We have deleted this information.

47.

Refer to the final paragraph on page 18.  Please revise to disclose when you are entitled to receive your initial set up fee and from whom and explain how the amount of the initial set up fee is determined and by whom.  With respect to your monthly volume fee, indicate the amount to which the 20% relates, and explain what “the opening and closing of 100,000 unities of trade” means.

The initial set up fee will be determined by both Ariel and Super Luck based on the Software License terms and usage period of each Potential Client. Super Luck and Ariel determined the minimum initial set up price to be $10,000 in the agreement.  All of the fees will be paid to us from Ariel.  When a Potential Client buys or sells a foreign exchange using the Software, Ariel will impose a service charge per round turn of trade conducted by the Potential Client. A “round turn” means two transactions including the buying and selling of 100,000 units per trade. We are entitled to receive a fee of 20% of this service charge and the rate of this service charge is determined by Ariel.  The “opening and closing of 100,000 unities of trade” means the buying and selling of 100,000 units per trade.  The prospectus has been revised accordingly.

Customers and Marketing, page 19

48.

Please explain how you intend to use software distributors in your business.

Software distributors in China have developed a strong base of clients who may be interested in our Software. If we build up strategic partnerships with these software distributors, we can approach this group of customers through their network. The distributors are also familiar with the cultures and needs of local customers so they can assist us in entering the market in China.  This disclosure has been added to the prospectus.

49.

We note your disclosure in the fifth paragraph on page 19 that you intend to expand your customer services team in 2007 to “provide better and more personalized service to customers.” Please revise to clarify that you do not currently provide any services.  Further, please revise to clarify what services you intend to provide directly and what services Ariel will provide, especially in light of the fact that you are not permitted by Ariel to make any changes to the software.

We have clarified that we do not provide any services at this time.  Super Luck will help Potential Clients understand the software and will also solicit feedback from clients to help Ariel make changes to the software.  This disclosure has been added.

Competition, page 19

50.

Please define “spot foreign exchange” in the final carry-over paragraph on page 19.

“Spot foreign exchange” refers to instant and real time trade in foreign exchanges.  This disclosure has been added.

Reports to Security Holders, page 20

51.

Please tell us the basis for your statement in the first sentence under this heading that you will not be required to provide shareholders with an annual report after completing this offering.

This statement has been deleted and replaced with a more accurate disclosure.

52.

Please note that our address has permanently changed to 100 F Street N.E. and is no longer 450 Fifth Street N.W.  Please revise your disclosure accordingly.

The disclosure has been amended.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation

Plan of Operations, page 21

53.

Please revise your plan of operations significantly to describe the specific steps you intend to take to develop and expand your business, the timeline for those steps, the anticipated expense of completing those steps and the source of all funds you expect you will need. We note that you plan to host six seminars and luncheons in 2006 and conduct semi-monthly information sessions to market the FX trading platform software.  Please quantify and disclose the estimated costs associated with these planned marketing activities, as well as how you intend to fund any costs in excess of your current cash balance.  Refer to Item 303(a)(i) of Regulation S-B.

The Plan of Operations section has been revised significantly.  We have outlined the specific steps we intend to pursue, as well as the approximate timeline for those steps.  We expect that this offering will provide us with the funds needed for these steps.  Otherwise, management has agreed to contribute funds to the company, if needed, though management has no contractual obligation to do so.  We anticipate that the seminars and luncheons will cost approximately $40,000 during 2006 and 2007.  These disclosures have been added to the prospectus.

54.

We note from page 19 that you plan to hire three employees in the coming year.

Please elaborate upon this intention in your plan of operation in accordance with Item 303(a)(iv) of Regulation S-B.

We have added disclosure in this section about the employees we intend to hire.

55.

Please expand your disclosure in the first paragraph under this heading to indicate who your “local vendors” are.

“Local vendors” refer to software distributors in China, which are discussed previously in the document.  This reference has been changed to clarify that we are referencing the distributors.

56.

Refer to the final paragraph on page 21.  Please explain what “the services” are in the fourth sentence.

“The services” has been replaced by “the Software,” which is the correct term.

57.

In the first paragraph on page 22, identify who “local vendors” are, explain how you will “align” with them and explain who their “large customer base” is.  In addition, explain how you intend to develop a relationship with these vendors and why Ariel will not contract directly with them.

“Local vendors” refer to software distributors in China, which are discussed previously in the document.  This reference has been changed to clarify that we are referencing the distributors.  Our President, Mr. Wilson Cheung, has personal connections with a few software distributors in the Mainland, in particular, Shenzhen and Shanghai. He will try to make use of this network to approach software distributors in the region. Entering the Chinese market is not easy for a foreign company like Ariel because China has its own culture and tradition, with which foreigners are not familiar. Because Mr. Cheung resides in Hong Kong and has extensive experience with doing business in China, Ariel chose to align with us and takes advantage of our expertise in this area.

Results of Operations, page 22

58.

Expand your discussion in the second paragraph under this heading to specify what “general and administrative” expenses you incurred.

These fees were legal, accounting and bank fees.  This disclosure has been added to the prospectus.

Liquidity and Capital Resources, page 22

59.

We note your statement that you plan to carry out the operations set forth in your business plan; however, because your business plan is not part of the prospectus, please revise your disclosure to summarize these activities.  In addition, provide estimated capital needs for each activity and expected sources of this capital.  Your disclosure should address how you expect to meet your liquidity needs if only a portion of the shares offered are sold, or if it takes longer than expected to sell shares in this offering.

We have described our business plan.  We estimate that it will require approximately $40,000 total during 2006 and 2007 to meet our goals.  If we do not have enough funds from this offering, management has agreed to provide additional funds, even though it has no contractual obligation to do so.

60.

You assert that working capital is sufficient for your present requirements over the next twelve months.  However, a risk factor on page 4 discloses that you have no operating capital and you expect to incur significant expenses in developing your business.  Please explain this discrepancy to us and revise your discussion of liquidity to quantify the extent to which you are dependent on advances from your principal shareholder to fund your operations.

We do not currently have operating capital.  We anticipate that we will obtain such working capital from this offering.  If we do not sell a majority of the shares in this offering, we will be required to seek additional capital.  Discussion to this effect has been added to the document.

Balance Sheet, page 28

61.

Please revise the accumulated deficit line item to a more descriptive caption such as “deficit accumulated during the development stage” in accordance with paragraph 11(a) of SFAS 7.  This change should also be made on any subsequent balance sheets.

The balance sheet has been revised accordingly.

Statement of Operations, page 29

62.

Please revise to show basic and diluted net loss per common share as $0.00.

The statement of operations has been revised accordingly.

Foreign currency translation, page 33

63.

Please advise us of your basis in US GAAP for your policy of recording foreign currency translation gains and losses in earnings. Reference is made to paragraph 13 of SFAS 52.  Additionally, please advise us of your basis for the conclusion that there was no exchange difference during the reporting period.  This comment is also applicable for the period ended February 28, 2006.

The policy of recording foreign currency translation gains and losses in earnings has been revised accordingly.

During the reporting period, there has been no significant change in exchange rates between HKD and US$.  Conversion of amounts from Hong Kong dollars into United States dollars has been made at the exchange rate of US$1.00 = HK$7.78 for the period ended November 30, 2005 and ended February 28, 2006. Accordingly, there is no other comprehensive income/(loss).

Part II

Item 28.  Undertakings, page 45

64.

Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective December 1, 2005. We note in this regard that you have not included applicable undertakings from Item 512(a)(4) and Item 512(g).

These undertakings have been added.

Signatures, page 47

65.

Your registration statement must be signed by your principal financial officer in addition to your principal executive officer and a majority of your board of directors.  Currently, Mr. Cheung has only signed in his capacity as principal executive officer and board member.  Please revise to provide Mr. Cheung’s signature in his capacity as principal financial officer as well.

Mr. Cheung’s signature, in his capacity as principal financial officer, has been added.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.